ANNUAL MEETING OF SHAREHOLDERS

OTTAWA, ONTARIO

Thursday, April 25, 2013

VOTING RESULTS

The following matters were voted on at the Annual Meeting of Shareholders of CIBC (the “Bank”) held on April 25, 2013. The votes were conducted by ballot. Each of the matters set out below is described in greater detail in the Management Proxy Circular which can be found at cibc.com/ca/investor-relations/annual-reports.html.

The Board of Directors and management recommended that shareholders vote FOR the appointment of Ernst & Young LLP as Auditors of the Bank, FOR the election as director of each of the 16 nominees listed in the Management Proxy Circular, and FOR an advisory resolution on executive compensation approach.

1	Appointment of Auditors
	Ernst & Young LLP was appointed as the auditors of the Bank.
		VOTES FOR		VOTES WITHHELD
		210,152,979	99.58%	895,753	0.42%

2	Election of Directors
	Each of the following 16 nominees proposed by management was elected as a Director of the Bank.

	NOMINEES	VOTES FOR		VOTES WITHHELD
	B. S. Belzberg	196,413,885	94.77%	10,847,472	5.23%
	G. F. Colter	196,052,187	94.59%	11,209,170	5.41%
	D. D’Alessandro	196,456,032	94.79%	10,805,325	5.21%
	P. D. Daniel	206,237,243	99.51%	1,024,114	0.49%
	L. Desjardins	205,353,135	99.08%	1,908,222	0.92%
	G. D. Giffin	194,297,616	93.75%	12,963,741	6.25%
	L. S. Hasenfratz	195,348,955	94.25%	11,908,032	5.75%
	K. J. Kelly	206,704,234	99.73%	556,964	0.27%
	N. D. Le Pan	206,555,731	99.66%	705,626	0.34%
	J. P. Manley	177,143,056	85.47%	30,118,301	14.53%
	G. T. McCaughey	196,464,255	94.79%	10,797,102	5.21%
	J. L. Peverett	205,833,159	99.31%	1,428,198	0.69%
	L. Rahl	167,475,657	80.80%	39,785,700	19.20%
	C. Sirois	195,760,654	94.45%	11,500,703	5.55%
	K. B. Stevenson	205,965,645	99.37%	1,295,712	0.63%
	R. W. Tysoe	177,391,171	85.59%	29,870,186	14.41%

3	Advisory resolution on executive compensation approach.
		VOTES FOR		VOTES AGAINST
		200,158,795	96.57%	7,099,799	3.43%

The Board of Directors and management recommended that shareholders vote AGAINST each of the following shareholder proposals.

4	Shareholder Proposals
	PROPOSAL NO. 1	VOTES FOR		VOTES AGAINST		VOTES ABSTAIN *
	Pension Plans: greater disclosure of supervision	3,605,308	1.75%	202,493,414	98.25%	1,151,466

	PROPOSAL NO. 2	VOTES FOR		VOTES AGAINST		VOTES ABSTAIN *
	Equitable treatment with respect to pension plans	3,190,566	1.54%	203,460,207	98.46%	610,215

	PROPOSAL NO. 3	VOTES FOR		VOTES AGAINST		VOTES ABSTAIN *
	Senior management gender parity	15,944,701	7.90%	185,997,028	92.10%	5,319,379

	PROPOSAL NO. 4	VOTES FOR		VOTES AGAINST		VOTES ABSTAIN *
	Equity ratio	3,208,509	1.55%	203,369,201	98.45%	660,611

* An abstention is counted as present for quorum purposes but is not counted as a vote cast in determining whether the requisite majority of votes cast has approved the proposal.